

August 16, 2010

Hal Compton, Jr., CEO
HASCO Medical, Inc.
1416 West I-65
Service Road South
Mobile, AL 36693

> **Re:** **HASCO Medical, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed on March 31, 2010**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2010**
> **Filed on May 14, 2010**
> **Form 8-K**
> **Filed on May 19, 2009**
> **File No. 000-52422**

Dear Mr. Compton:

We issued comments to you on the above captioned filings on July 14, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by August 27, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by August 27, 2010**,** we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

Please contact Brian McAllister at 202-551-3341 if you have any questions.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Health care Services